Cyto Wave Technologies, Inc.

201 Spear St, Suite 1100, San Francisco, CA 94105

June 5, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

        Attn: Russell Mancuso, Branch Chief

           cc:  Tom Jones

                      Re:      Cyto Wave Technologies, Inc.

                                  Amendment No. 4 to Registration Statement on Form 10

                                  Filed June 5, 2013

                                  File No. 000-54907

Dear Mr. Mancuso:

Cyto Wave Technologies, Inc., a Delaware corporation, (the “Company”), hereby acknowledges, in connection with its response to your comments on its Form 10 referenced above and all amendments thereto that:

 -the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

 -staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Cyto Wave Technologies, Inc.

/s/ George Yu

By: George Yu, President & CEO